Filed by CM Life Sciences III Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CM Life Sciences III Inc.

Commission File No.: 001-40312

Date: December 8, 2021

The following communication is a transcript of a video made available by EQRx, Inc. (“EQRx”) on December 8, 2021 on EQRx’s Website (https://www.eqrx.com/investors/), YouTube channel, Twitter and LinkedIn.

Remaking Medicine: On the Record

EQRx Webinar QA

December 8, 2021

INTRODUCTION
Jami Rubin:

Hello everyone and welcome I'm Jami Rubin, Chief Financial Officer of EQRx, and I will be your moderator today. We covered an incredible amount of content in our remaking medicine investor videos, and we hope you found them helpful in learning about various aspects of our business. If you've not yet had a chance to watch, please take the time to do so. We believe it's a great way to gain a foundational understanding of our business. The purpose of today's webinar is to respond directly to your follow up questions. I've organized the questions by theme and we'll ask members of our leadership team to respond. So let's dive right in.

(A) Pipeline – Generalizability, Regulatory
Jami Rubin:

We're going to start with our late stage assets. aumolertinib and sugemalimab. Eric, we're basing our near-term regulatory strategy on ICH E5 guidance. Can you describe what criteria defines generalizability?

Eric Hedrick:

So Jami, you referenced ICH E5 and that is the existing global regulatory guidance that describes the conditions where data that has been produced in another country or another region can be used for filing an approval in another country. So it's not China specific, but it applies to any use of foreign data. And that's what we've used as our guide to our filing approach, not only in the US, but in multiple regions, for aumolertinib and sugemalimab, pivotal data. And so ICH E5, um, is very straightforward in its, uh, conditions. First you have to satisfy that the drug that you're talking about has the same pharmacologic behavior in both the regions, that or, uh, at play. If you've done that, then it really gets down to the biology of the disease that's being considered and whether the medical practice for that disease is the same across regions.

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Eric Hedrick:

And I think in our case, that guidance applies well. You know, the pharmacologic, you know, conditions have certainly been satisfied for those therapeutic classes previously. And we're doing additional work, that you can see to make sure that those conditions are satisfied for aumolertinib and for sugemalimab. And we feel very comfortable that the disease states that we're talking about either EGFR mutated non-small cell lung cancer, or non oncogene driven non-small cell lung cancer are biologically similar and treated under the same practice conditions in China as they are in the US. So that's really been our approach, to putting together what we believe is gonna be a fileable data package. The, the last thing I'd mention, and this is not relevant to ICH E5, but obviously if you're filing data, you have to have general data quality that's up to global regulatory standards-

Jami Rubin:	Right.
Eric Hedrick:	And that was obviously a big focus of ours during diligence with Hansoh for, aumolertinib and for CStone for Sugemalimab. So we're, we're satisfied with where we stand in that regard as well.
Jami Rubin:	With respect to ICH E5, does it matter whether the drug category is big or small? This is a question that I received from an analyst.
Eric Hedrick:

It actually doesn't matter. There's no different criteria, according to drug category, the only mention of drug category or therapeutic class in ICH E5 is if you have a completely novel or unique therapeutic class-

Jami Rubin:	Mm-hmm (affirmative)
Eric Hedrick:	... then there are some special consider there, but obviously in the immune checkpoint inhibitor class in EGFR inhibitor class, we're not talking about-
Jami Rubin:	Right.
Eric Hedrick:	... completely novel, uh, classes of drugs.
Jami Rubin:	And Eric, do you expect FDA, EMA and MHRA to address issues of generalizability in the same way or different?
Eric Hedrick:

Yeah, it's a little bit difficult to speculate with... you know, or, or comment on this with, you know, a high level of specificity since we're engaged in those conversations right now. And we haven't had the outcome of those conversations. Maybe one thing I'd mention is, and you'll notice this in the aumolertinib program when we performed our trial, our pharmacokinetic trial of aumolertinib outside of China, we addressed not only a population of patients outside of China, but we addressed different ethnic and racial groups as well. And that was really in response to what's seems to be an increasing point of emphasis at the US FDA around diversity and inclusivity. Now that probably is not the same. So the point of emphasis in other territories of the world. So there are some subtle, I think, but meaningful differences in how this will be approached. But again, ICH E5, the beauty of that is that applies globally. And so we're ... If we're talking strictly about generalizability of foreign data, that's gonna be the guide.

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Jami Rubin:	Melanie, both of our drug candidates received ILAP status in the UK. Can you explain what that means? What is ILAP? I think that's something that's new that most investors aren't that familiar with.
Melanie Nallicheri:

Jami, we're really excited about the fact that we, , received the so-called innovation passport, de- designation for both aumolertinib and sugemalimab, from MHRA. It is via the ILAP, pathway. That's the innovative licensing and access pathway that is provided by the ILAP member organizations that include among others, MHRA, NICE, and the Scottish medicines agency. It allows, the designee to have a more coordinated review among the different agencies and also provides a toolkit that includes options such as an accelerated approval pathway. Perhaps the easiest way to think about it is it's very similar to the breakthrough designation that the FDA, uh, offers.

(A) Pipeline – Staying Competitive
Jami Rubin:

We've shown very compelling phase 3 data for aumolertinib in metastatic non-small cell lung cancer. But our data is less mature than the leading drug in the class. Vince as a practicing oncologist, so take off your EQRx hat for a moment, put on your practicing oncologist hat, why would you prescribe a drug like aumolertinib, which clearly has less data than the market leader?

Vince Miller:

Jami it's, um, certainly there's something to first mover advantage, right? But that being said, we, it's not a competition per se, around data. It's really what... Or volume of data it's really, what does that data say? How compelling is it? And today, you know, aumolertinib has behaved from the preclinical to the phase 2 APOLLO trial, which led to its approval in China and more recently to the phase 3 trial versus gefitinib, the AENEAS trial, exactly as we anticipated and, and hoped it would. It's shown a reproducible profile of activity. It's shown an encouraging and uh safety profile and promising data, uh, in brain metastases. So we believe, it's a profile that I think medical oncologists whom I spoke are going increasingly comfortable as the, as the data evolves and continues to roll out in a, in a very predictable and encouraging way.

Melanie Nallicheri:

I think what you just said is really important because we're, of course, Jami not only looking at the data from a regulatory point of view, but we're also looking at the data from an adoption point of view, and I believe Vince, what we've heard from, um, many, uh, oncology colleagues is that the data is really exciting. Um, both from an efficacy point of view, but the tolerability profile of aumolertinib, that's ultimately what you've seen in, you know, your decades of practice. What patients experience every day when they there at home. And I, I can't emphasize that point enough, Jami, that's why we're excited-

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Jami Rubin:	Hmm.
Jami Rubin:	But Vince, how important is overall survival in your describing decision making for EGFR mutant patients?
Vince Miller:

Well, remember Jami, unfortunately we're not curing patients with metastatic nonsmall cell lung cancer, with really any of our approaches certainly except in the rarest of cases. And, overall survival, you know, became an, an endpoint in thoracic oncology. Certainly the differences in progression pre-survival were minuscule. They were, you know, weeks, days-

Jami Rubin:	Mm-hmm (affirmative).
Vince Miller:

PFS is an incredibly robust and widely accepted endpoint, across, you know, the, the stakeholder community, whether it's oncologists, patients, caregivers, and regulatory authorities and advanced non-small cell lung cancer, particularly when there's such a magnitude of benefit, as we saw in the, uh, in the AENEAS trial.

Jami Rubin:	Speaking of the, you know, EGFR space, um, there are a lot of interesting advancements that are going on combinations next generation, EGFR inhibitors. What are we doing at EQRx Vince to, uh, keep up with the ever evolving standard of care?
Vince Miller:

Sure. Well, it's an exciting time 'cause we can attack this on multiple fronts, right? We have of course, deep partnerships with, external stakeholders be they other pharma, as you may have seen our, recent partnership with Turning Point and, and description of a study where we'll combine aumolertinib with their, uh, MET drug, which is, you know, really exciting, therapeutic approach and is, has shown promise. We also have our, our internal ability to, create rational combinations of drugs as we expand our, our armamentarium of, of drugs in the oncology space. So you could envision, trials that are, that are all, you know, EQRx, EQRx inside, so to speak.

Jami Rubin:	Mm-hmm (affirmative).
Vince Miller:

And then of course, by getting, aumolertinib into an ever increasing number of doctors hands for use inside of clinical trials, um, getting them comfortable with its activity and safety profile will lead to another sort of wave of, combination initiatives.

Vince Miller:

... And so we think we're really well positioned because exactly the next sort of step function in treatment of these patients, you know, remains to be elucidated. There's a lot of compelling, um, strategies, but I don't think there's one that's emerged as clearly superior-… to others.

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Eric Hedrick:

I agree with, you know, everything Vince had to say, I guess another point is, you know, with aumolertinib there's a mechanistic basis by which it should be associated with less diarrhea, less rash. Those results, I think have been sort of, you know, born out in the clinical trials that have been done to date, and there's really two implications of that for the patient, right? Particularly diarrhea, the very sort of life limiting, you know, toxicity, you know, it may be considered manageable by the oncologist, but for the patient it's incredibly important in terms of their, their daily lives. From the oncologist perspective though, anytime you have a safety profile with, less rates of, you know, particularly GI toxicity and you're talking about combination approaches that becomes very attractive-

Jami Rubin:	Mm-hmm (affirmative).
Eric Hedrick:	... you know, overlapping toxicity obviously is one of the main limit issues for, you know, novel combinations and oncology. And so the profile of the drug we think, uh, you know, as well, suited for combinations as well.
Vince Miller:	Eric, thank you for, um, just jarring my, uh, me to, to add, I mean, implicit in us making progress, Jami is that patients will be on, on these drugs longer.
Jami Rubin:	Right?
Vince Miller:

So even modest toxicities, particularly those that reach the patient and affect their daily life, but don't reach the doctor become more relevant and then there's the cost piece, right? Which is also central to this. If patients are on drugs 3, 4, 5, 10 years, as opposed to three months or six months, there's a number of ways in which this will be incredibly... Our approaches will be incredibly impactful to, to all the stakeholders around the table.

(A) Pipeline – Manufacturing
Jami Rubin:

Right. We're gonna move on to manufacturing. Dan, who is our chief of technical operations spent 27 years at Merck and five years at Teva. Um, question for you, what is our manufacturing strategy and where are we manufacturing our products for, you know, for our lead drugs?

Daniel Hoey:

Thanks Jami. At this stage, of course we don't have our own manufacturing facilities. And so we're using contract manufacturing organization CMOs to do the manufacturing for us. For lead compounds these manufacturers are based in China. Now these are global suppliers that manufacture to EU and to US standards. And we know this through our own process development activities with them and through our diligence activities that we've done. So we're confident that the, um, that they manufacture the right standard. And of course the manufacturing process is part of the drug approval process. So this will be born out in the preapproval inspections and we're confident they'll be successful in those inspections.

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Daniel Hoey:

Now you ask about our manufacturing strategy. Really the hallmark of our manufacturing strategy is, is absolute reliability of supply. This is critical. And so one way to help ensure that you have reliability of supply is to have two sources of supply for each of the major nodes for the drug substance or active ingredient and for the drug product formulation. And so for our lead compounds, we're already developing those second suppliers using world class CMOs, I, and, and in this case outside of China to balance our risk. And then for our other programs that are going through clinical development, we're selecting our CMOs and those CMOs are, are supplying the clinical studies. And then we're preparing those manufacturers to be ready for launch and supply through the clinical development.

Jami Rubin:	Does it make sense eventually to bring manufacturing in-house Dan?
Daniel Hoey:

It could, you know, we're, we're evaluating this as we look at our long range plan and, and, and looking at the different volumes of, of product we'll need to make. And we're looking at it on a technology basis. So I think it could make sense in certain technologies likely not in every technology.

Jami Rubin:	Mm-hmm (affirmative).
Daniel Hoey:	And so I think it's probably more of a question of when versus if in, in certain technologies that we'll have our own manufacturing capability.
Jami Rubin:	Considering that we are charging dramatically lower prices for our medicines. How do we make the, the math work, Dan with biologics that have much higher cogs?
Daniel Hoey:	Yeah, it's true. The biologics cost more to manufacture than small molecule oral solid dosage products. This is especially true for high dose biologics-
Jami Rubin:	Mm-hmm (affirmative).
Daniel Hoey:

... Where the active ingredient is, is you have a higher amount of act- active ingredient. And the active ingredient is the greatest contributor to the cost of, of, uh, of the final product. So, you know, it's important that we pay attention to the cost. But as I mentioned, our, our manufacturing strategy earlier, really the most important way to which your reliability of supply is to have a very robust, repeatable manufacturing process without failures. And that is actually the best way to control cost as well.

Jami Rubin:	Right and right.

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Daniel Hoey:

And so the two really go hand in hand, but we're acutely aware of the cost as we develop P&L for every program that gets into clinical development. We know the cost target that we have, and, and we work to optimize the manufacturing process and, and bring down the cogs over the life of the product like every pharmaceutical company does. And I think the difference for us is that we can pass that cost savings on as we optimize to the customer.

Jami Rubin:	Mm-hmm (affirmative).
Daniel Hoey:

And so, you know, I think that, um, as we focus in the manufacturing science technology of the process, we'll have a, a great process to deliver. Um, and, you know, while we may not have a cogs and a gross margin, that is the same as big pharma for every product, I think if you look over our whole portfolio on average, we'll have a very healthy and sustainable gross margin.

(B) Global Buyers’ Club
Jami Rubin:

Speaking of our commercial model, Kent, during our investor videos, you and Melanie provided a lot of color on how our commercial model should work. Our unique strategic relationships with payers and health systems, and why the time is now for a disruptor like ours. And not surprisingly from that segment, we've gotten really great follow up questions. This is the part of our business model that is the most novel I believe. So investors can definitely see why our model would be attractive to capitated price, sensitive systems like IDNs or oncology care models, but they are still trying to understand why our model be attractive to PBMs, payers and hospital systems. So Kent, think back to when you were at a major PBM, how can EQRx make itself attractive to those who rely on rebates to drive profits?

Kent Rogers:

Well, you know, of course, a lower price model works very well with payers that are taking full risk, like an IDN, as you mentioned, or a provider group that may be participating in the oncology care model, as well as maybe payers, single payer entities that exist in other countries like the United Kingdom. But that doesn't mean a more traditional payer, uh, audience such as a health plan or a PBM would be opposed to a lower price model. In fact, it's the opposite. The model's being very well received. Now, while it's true, the rebates of the primary vehicle, a focus for PBMs to lower drug spend, the advent of biosimilars, as well as continuing patent expiries and the specialty space both serve as leading indicators that the volume of rebates will atrophy in the coming years. And that being the case payers and PBMs will be much more focused on the trend of net spend on drug versus only managing rebates.

Kent Rogers:

And that's where the EQRx model is well positioned. On the medical benefit side, the opportunity that EQRx is bringing to the market is the same. It's immediate its savings on the cost of specialty medications and these high cost, but high patient volume oncology, uh, disease states. So the amount of savings is directly related to the market adoption of our medicines, which forms the basis for the partnerships that we're building within the supply chain.

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Jami Rubin:	Mm-hmm (affirmative).
Kent Rogers:

There, there have been few examples where shared savings opportunity exist with brand medications that helps eliminate some of the economic barriers that exist within the medical benefit. So partnering with all the stakeholders within the supply chain will be able to address the current barriers, which, which served to disincentivize the use and administration of lower priced meds in the oncology space.

Jami Rubin:	So I'm just curious, ma- Melanie, maybe you can answer this. How, how has the reception been to our model by hospital systems who profit from huge markups?
Melanie Nallicheri:

Well, I would say across the board, the reception to our model has been extremely positive. In fact, um, we have... Uh, anecdotally we have had interactions where we laid out our model and our, future partners or current partners, initial reaction was, " Wow, that's really different.”

Melanie Nallicheri:

Nobody has ever really committed in the way that you are saying you're committing. Is this really true? You know, so it's a little bit of the too good to be true, and then as we got into it with them, and as you know we now have deep partnerships with a number of payers and have rolled up our sleeves and worked, you know, side by side as one team. They're realizing that it's everything we do is focused on this mission of delivering these innovative medicines to as many people around the world as can benefit from them. And so, the reception has been really, really good and I expect that as we're putting more proof points out there and we're working with very different types of entities, health systems, public payers, private payers, larger payers, smaller payers, integrated delivery networks, etc. we will be able to show our model not only resonates broadly but can really work broadly and that's what Kent was just alluding to.

Melanie Nallicheri:	It's the obvious place most people go to first and say, "Yeah, I understand it works there." But what we are finding it, it really resonates broadly and it can work across the board.
Jami Rubin:	Melanie, what should investors take away from these early adopters?
Melanie Nallicheri:

They are like firsts, you know, the first proof point for a category of payer or health system showing, and I'm putting out there that it actually works in the, uh, the confines of that particular model that they have. And if you look broadly, and we've always said we're building EQRx as a global commercial enterprise. It shows that it works across many different healthcare systems, be those universal healthcare systems, be those single payer healthcare systems, be they commercial payers or be they public payers.

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Jami Rubin:

Kent, we, we signed an MOU with the NHS. What is an MOU? And, you know, when we hear MOU (laughs) uh, you know, does it mean that these payers have a seat at the table, that there's some sort of commitment? What exactly is an MOU?

Kent Rogers:

So an MOU actually stands for Memorandum Of Understanding. Um, it outlines the elements of a partnership with our payer provider partners that's intended to precede a definitive commercial agreement. And these agreements are going to include confidentially arranged pricing models and agreements around activities that will provide market adoption of our products. And the key is that we're signing these agreements well in advance of regulatory approval after extensive review of our clinical data, so they, they really represent the trust and the confidence that our partners have in EQRx and our model, but most importantly in our medicines.

Kent Rogers:

And just to follow up real quickly with what, what Melanie was saying is that, you know, whether it's a US or an ex-US payer, you know, the notion of what we're trying to do here is being very well supported as she mentioned, but the complexity is, is in how we execute these partnership agreements because we believe you, you can't address these complexities of changing market dynamics immediately before approval of products. You've got to do it well in advance.

Jami Rubin:	Melanie, we, we announced the NHS MOU, a, an agreement with Blue Cross North Carolina. Are these typical Global Buyers' Club members?
Melanie Nallicheri:

Yes, so as I mentioned a moment ago, they are really the first in a category of member, if you will. And so what we're looking to add to the Global Buyers' Club are many different types of members, and you will see us announce more different memberships over time with different types of entities, with different types of entities in different countries and different regions.

Jami Rubin:	Mm-hmm (affirmative).
Melanie Nallicheri:

We've just announced a partnership for a commercial and distribution partnership for a very large region with ALJ. Again, a different type of partnership that brings our medicines to just hundreds of millions of people around the world. And, I want to emphasize something that we often talk about but perhaps not always think about truly what is happening in so many different geographies. You know, access and affordability or the lack thereof can come in many different forms. It can come in the form of just getting access to an innovation much, much later, you know, and while you're waiting for that to come to your location, there are patients that are ill with a particular disease or condition that cannot benefit from it simply because they have to wait. Sometimes it doesn't get there at all.

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Jami Rubin:	So if you were a buyer or a payer not part of the Global Buyers' Club, not having signed a contract with EQRx, would we still, still sell products to those payers?
Melanie Nallicheri:

We absolutely are committed to making our medicines available broadly. If someone isn't a member of the Global Buyers' Club, they will still be able to access the innovative EQRx medicines. We will continue to, um, honor our commitment, our societal contract, to price radically lower. Now, the members of our Global Buyers' Club, um, that, those partnerships are built around shared goals and mutual commitments to each other. So of course, those partnerships go much deeper and so being a member of the Global Buyers' Club is beneficial.

Jami Rubin:	Mm-hmm (affirmative).
Melanie Nallicheri:	And it's something that we hope many payers and health systems around the world consider.
Jami Rubin:	Melanie, can you provide a little bit more color on NHS? That was a big deal when we announced that.
Melanie Nallicheri:

Well, it is a big deal because the UK, um, and the NHS covers 65 million lives, so in and of itself, that's just one of the largest payers actually in the world, so we're extremely excited about this. We're also excited about it because it is a, uh, partnership that covers multiple of our medicines and so it truly shows what you can do when you think big, when you think broadly, and when you think about what are the issues that you're trying to solve together? For the UK, what we're trying to enable is to get UK citizens access to our medicines and at the same time ensure that there's some financial sustainability to the NHS budget as more and more of these innovative medicines come to the fore. And so it's exciting for us because we believe ultimately what this means is more patients will benefit from innovation while at the same time enabling a financially sustainable approach to that innovation.

Jami Rubin:	And is there more that you can tell us about our partnership with Blue Cross North Carolina? Is that indicative of the types of deals that we will be announcing in the US? What can you tell us about it?
Melanie Nallicheri:

So first of all, I just want to emphasize what a, um, forward thinking plan, uh, the Blue Cross plan of North Carolina is, and we were really excited when they wanted to talk about their partnership with us. Because this is a regional, a leading regional health plan. It is not an integrated delivery network. And, as you have often heard, Jami, and I've often heard from people who have, uh, their perhaps skepticism whether this can be done because they've not seen it work in the past.

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Jami Rubin:

Melanie, one final question for you. You noted during the video series that our model is not predicated on legislative or regulatory action. Will the drug pricing proposal in the Build Back Better bill recently passed by the House have any impact at all on our model?

Melanie Nallicheri:

Well, first of all, we have to wait and see what ultimately really ends up becoming law. And so, I think it's too early to speculate how exactly it's going to pan out. What I can say for sure today is that the EQRX business model isn't predicated on certain regulatory, legislative, or policy changes. In other words, we can operate under multiple scenarios, be that today's world-

Jami Rubin:	Mm-hmm (affirmative).
Melanie Nallicheri:

... or also potential changes in the future. And I would say that's one of the things that I, that we're so excited about. It's inherently resilient against some of those changes and uh, and sets us up really well to operate under a number of different situations.

(C) Business/Financial Model
Jami Rubin:

So let's, let's segue to the model. Um, our business, our business model. And Alexis, I'm going to ask you this question. We've announced a lot of drug engineering collaborations this year, I think five. And the most recent was with Evotec about two weeks ago. We also announced our first ever EQRx Inside program with Turning Point Therapeutics. Vince had mentioned that earlier. And we intend to double our pipeline programs by the end of 2022. I don't think anyone's done that before. That's incredible scale.

Jami Rubin:	Hel- help investors think about how we do this. How, how do you think about end licensing versus discovery, collaborations versus M&A? There are a lot of ways to scale the pipeline. What makes the most sense for EQRx?
Alexis Borisy:

So as you said, Jami, like, talking about business model, right? Let's think about EQRx as a platform. It's a platform business and it's a new way, new platform of getting innovative medicines to, as Melanie and Kent were talking about, broad scale access.

Jami Rubin:	Mm-hmm (affirmative).
Alexis Borisy:

Now, if you're going to build a new platform, you need to achieve scale, uh, on it. You need to achieve scale in terms of the cataloged medicines that we have on, on the platform and then to the scale of the Buyers Club that Melanie was just talking about, uh, and describing. And when we started the company, uh, and we've, we've made these comments that we actually were able to pull the business model forward a couple years because we found in Aumolertinib and Sugemalimab, as well as some of the other clinical programs that we have, some drugs that we were really excited about that were further advanced than, for example, when we start a drug engineering collaboration and you're starting, uh, to create that drug from scratch. It takes a certain amount of time. It just does, even if you're doing it, uh, remarkably efficiently.

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Alexis Borisy:

And so if you will, those initial in- licensing sort of prime the pump, uh, of what we had to help develop some of those deep partnerships that we've just been talking about, uh, with our strategic, uh, payer partners. That begins to get this flywheel moving.

Alexis Borisy:

We always said that we were going to, and as you said, we've announced five of these drug engineering collaborations, which are creating new drug candidates from scratch that this can be a sustainable pipeline going forward, and we will be doing those drug engineering collaborations on an ongoing basis. But as this flywheel gets moving, we hope and we believe that we will continue to bring additional programs. People will want to have their drugs on our platform. And whether those are drugs that we've in-licensed or other types of partnerships as you described that expand to ever more things in the catalog on this platform with the Global Buyers' Club. So that's who we look at it. Think of EQRx as this platform business that we're building.

Jami Rubin:	And how should we prioritize scale versus profitability?
Alexis Borisy:	So if you think of it in that lens of the platform business that we're building, getting that platform firmly established requires a certain amount of scale.
Jami Rubin:	Mm-hmm (affirmative).
Alexis Borisy:

In the long run, it is this new way of delivering innovative medicines to broad access. We believe the scale of the business and the value that that business can represent across to multiple stakeholders, including our shareholders, is tremendous in the long run. Therefore it is important to be building that business from the long run.

Jami Rubin:	Mm-hmm (affirmative).
Alexis Borisy:

In other words, we're not trying to be profit maximizers with our first couple products out of the gate. We are trying to establish this platform for the long run, and we think that that is a very wise investment decision, as has been seen in other businesses in other categories that have established themselves as these types of platforms.

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Jami Rubin:	Right. Right. You know, others are also partnering with drug engineering companies. We're not the only ones. So what else are we doing to lower our overall cost structure?
Alexis Borisy:

Yeah, and, you know, I think Melanie made the comment a little earlier in our discussion here today saying we've been rethinking reengineering the entire process of how you create the drugs, how you develop it, and how you bring those drugs to the customer.

Jami Rubin:	Mm-hmm (affirmative).
Alexis Borisy:

Uh, and what that commercial process is across everything to give us this fundamentally lower cost structure so that we can delight, we hope, our customers with much, uh, lower prices and still build a really compelling, profitable business, uh, in the long run.

Alexis Borisy:

Now, classically in the industry, people have said the cost of creating a new drug is $3 billion, and you can look at a variety of different studies. Some put it at one and a half to two billion. Others, uh, that have been done by some Wall Street analysts have suggested it's five to six billion per drug. The, the Tufts study is, I think, is typically right now around three billion or so. If you're looking to say what costs, where does that $3 billion come from? The actual average cost of creating a successful drug is about $400 million but that then one in 10 succeeds. And so you get the $3 billion by taking that $400 million, counting what's invested in the failures, and then counting the cost of capital over time, and that's how the $400 million becomes, uh, the $3 billion.

Alexis Borisy:

If we take that $400 million, uh, number for a moment. You're typically looking at $50 to $75 million to create the drug from scratch to get it to the point of clinical testing, $50 to $100 million to make the drug, to manufacture it until the point that it's counting as a cost of goods sold, and about $250 million to create the clinical evidence for regulatory approval. There's some wide error bars on that. Some drugs take $50 to $100 million of clinical development. Others $500 to $600 million. But the $250 million is a good average number. That's where those $400 million come from.

Jami Rubin:	Mm-hmm (affirmative).
Alexis Borisy:

If you look at a, what we're looking at from the drug engineering perspective and the modern vision of development and what we think is possible today, we think you can create, engineer those drugs for something more like $10 to $15 million instead of $50 to $75 million, that you can do the manufacturing because you're actually engineering in the efficiency of manufacturing from the get-go when you're creating the drug to something more like $25 to $50 million instead of $50 to $100 million, and that with that focus on the modern vision of development, again recognizing, you know, a past commissioner of the FDA said 90% of the data collected in clinical studies no one looks at. The pharmaceutical company doesn't look at it. The FDA doesn't look at it. There's a lot of inefficiency that is built in. You can generate the right data, the key clinical evidence that everybody wants to see to satisfy across the stakeholders with greater efficiency.

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Alexis Borisy:

Now, you're not going to take that $250 million number down to $50 million, but you can do it for less, whether that's $200 million or $150 million. If you put all those pieces together, you're getting a lower number. Maybe it's 30%, 40%, 50% lower than that $400 million. Now, a key thing in the EQRx model is if you are focused on places where you understand the target biology, can you move from a probability of success from one out of 10 to one out of two or two out of three? You put those two things together and now your risk adjusted cost of bringing that innovative new medicine, of creating it and developing it in its evidence generation starts to approach an order of magnitude lower.

Alexis Borisy:

If you are also rethought and changed on how you bring those drugs all the way to market, how you interact with the customers, that commercial side of the organization as, again, we've been describing with the Global Buyers' Club, then you can see how overall you can begin to approach this order of magnitude lower cost structure...

Jami Rubin:	Mm-hmm (affirmative).
Alexis Borisy:

... for creating a drug, developing it, and bringing it to market. Which means that you ought to be able to provide radically lower prices and still build a very compellingly profitable business in the long run. Which is why, by the way, Jami, going back to your previous question, it is worth investing in the company to achieve the scale...

Jami Rubin:	Mm-hmm (affirmative).
Alexis Borisy:	... to really establish this platform.
Jami Rubin:	So why aren't other companies doing this?
Alexis Borisy:	Well (laughs) it's definitely not easy. Uh, you know, the best of ideas in hindsight, everybody will say, "Oh, well that was obvious."
Jami Rubin:	(laughs)
Alexis Borisy:

Right? I mean, there's been parts in every part that we do in this where people say, "Oh, you can't do that. You can't create those drugs like that. You can't do modern, uh, development." And as Melanie has said, people, like, so the Global Buyers' Club, like, people aren't going to show up. They're not going to stay true to their commitments. It's not possible. The, you know, people are going to require all these other things. There's a lot of people that say that what we've been doing and each part along the way is either really hard, really challenging, or unprovable.

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Jami Rubin:	Mm-hmm (affirmative).
Melanie Nallicheri:

I would also add, Jami, you know, doing this at scale is really, uh, a very different approach and you can do this on one or two molecules. So, but in order to do this at scale as Alexis has just mentioned a moment ago and part of the reason for, um, our, um, merger with CM Life Sciences 3 and raising, um, a third, uh, very significant round of capital is you must be able to mobilize that capital. And then you must be able-

Melanie Nallicheri:

Be able to mobilize that capital. And then you must be able to really bring together the people that deeply understand all of the parts, uh, that we've just described in a way that they haven't been assembled in the past. And that's probably one of the things that I am the most proud of. How we've assembled this, uh, this team but really embedded it so deeply with each other in a, in an unconventional way.

Jami Rubin:	Thank you to everyone for your time. We really appreciate the interest and if you continue to have more questions, feel free to reach out to me or to investors at EQRx.com. Thanks very much.

[END OF TRANSCRIPT]

Disclaimers:

Purpose of This Communication

These videos are being provided solely for information and education purposes. Neither these videos nor anything in them shall form the basis of any contract or commitment. These videos are not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any investor.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between EQRx and CM Life Sciences III, including express or implied statements regarding, for example, the ability to consummate the transaction and become a public company, trading on the Nasdaq Global Market, as well as EQRx’s ability to accelerate growth and expand access to innovative medicines, EQRx’s ability to obtain FDA and other approvals of any product candidates in its pipeline, ability to expand its pipeline, and execute on its business strategy with payers, as well as other statements regarding plans and market opportunities of EQRx. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

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Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to:

i.	the risk that the transaction may not be completed in a timely manner or at all
ii.	the risk that the transaction may not be completed by CM Life Sciences III’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CM Life Sciences III
iii.	the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by the stockholders of CM Life Sciences III, the satisfaction of the minimum trust account amount following redemptions by CM Life Sciences III’s public stockholders and the receipt of certain governmental and regulatory approvals
iv.	the lack of a third-party valuation in determining whether or not to pursue the transaction
v.	the inability to complete the PIPE investment in connection with the transaction
vi.	the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement
vii.	the effect of the announcement or pendency of the transaction on EQRx’s business relationships, operating results and business generally
viii.	risks that the proposed transaction disrupts current plans and operations of EQRx and potential difficulties in EQRx employee retention as a result of the transaction
ix.	the outcome of any legal proceedings that may be instituted against CM Life Sciences III or EQRx related to the merger agreement or the transaction
x.	the ability to maintain the listing of CM Life Sciences III’s securities on a national securities exchange
xi.	changes in the competitive and highly regulated industries in which EQRx operates, variations in operating performance across competitors, changes in laws and regulations affecting EQRx’s business and changes in the combined capital structure
xii.	risks associated with EQRx’s ability to implement its business plans, including execution and timing risks associated with its growth strategy, obtaining regulatory approvals, and creating a global payer network, and other risks associating with its plans to create a new kind of pharmaceutical company
xiii.	the risk of downturns and a changing regulatory landscape in the highly competitive healthcare and biopharmaceutical industries
xiv.	the size and growth of the markets in which EQRx operates and its ability to offer innovative medicines at reduced prices, and
xv.	EQRx’s ability to operate as a public company

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The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the proxy statement/prospectus included in the registration statement on Form S-4 (File No. 333-259054) filed with the SEC in connection with the transaction, which was declared effective on December 1, 2021, and other documents filed by CM Life Sciences III from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and EQRx and CM Life Sciences III assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither EQRx nor CM Life Sciences III gives any assurance that either EQRx or CM Life Sciences III or the combined company will achieve its expectations.

Industry and Market Data.

Certain information contained in this video relates to or is based on studies, publications, surveys and EQRx’s own internal estimates and research. In this video, EQRx relies on and refers to publicly available information and statistics regarding market participants in the sectors in which EQRx competes and other industry data. Any comparison of EQRx to any other entity assumes the reliability of the information available to EQRx. EQRx obtained this information and statistics from third-party sources, including reports by market research firms and company filings. In addition, all of the market data included in this video involve a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while EQRx believes its internal research is reliable, such research has not been verified by any independent source and neither CM Life Sciences III nor EQRx has independently verified the information.

Use of Projections.

This video contains projected financial information with respect to EQRx, including financial forecasts and projected revenue. Such projected financial information constitutes forward-looking information and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Video, and the inclusion of such information in this video should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Neither CM Life Sciences III’s nor EQRx’s independent auditors have studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this video, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this video. These projections are inherently uncertain due to a number of factors outside of CM Life Sciences III’s or EQRx’s control. While all financial projections, estimates and targets are necessarily speculative, CM Life Sciences III and EQRx believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. Accordingly, there can be no assurance that the prospective results are indicative of future performance of the combined company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this video should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

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Trademarks.

This video may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Video may be listed without the TM, SM © or ® symbols, but CM Life Sciences III and EQRx will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, CM Life Sciences III filed a registration statement on Form S-4 (File No. 333-259054) with the SEC, which was declared effective on December 1, 2021. The definitive proxy statement/prospectus will be sent to the stockholders of CM Life Sciences III. CM Life Sciences III as of the record date for the meeting. CM Life Sciences III and EQRx also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of CM Life Sciences III are urged to read the registration statement, the proxy statement/prospectus, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CM Life Sciences III and EQRx through the website maintained by the SEC at http://www.sec.gov.

The documents filed by CM Life Sciences III with the SEC also may be obtained free of charge at CM Life Sciences III’s website at https://iii.cmlifesciencesspac.com/ or upon written request to CM Life Sciences III, c/o Corvex Management, 667 Madison Ave, New York, NY 10065.

Participants in Solicitation

CM Life Sciences III and EQRx and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CM Life Sciences III’s stockholders in connection with the proposed transaction. Information about CM Life Sciences III’s directors and executive officers and their ownership of CM Life Sciences III’s securities is set forth in CM Life Sciences III’s filings with the SEC. To the extent that holdings of CM Life Sciences III’s securities have changed since the date of the definitive proxy statement/prospectus, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the definitive proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Stipulations of Use

These videos and their contents are proprietary to EQRx, and no part of them or their subject matter may be reproduced, redistributed, passed on, or the contents otherwise divulged, directly or indirectly, to any other person (excluding the relevant person’s professional advisers) or published in whole or in part for any purpose without the prior written consent of the Company.

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